Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of Grupo Aval Acciones y Valores S.A.

Name	Jurisdiction of Incorporation
Banco de Bogotá S.A.	Colombia
Banco de Occidente S.A.	Colombia
Banco Popular S.A.	Colombia
Corporación Financiera Colombiana S.A.	Colombia